UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*
Landmark Bancorp, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
51504L107
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
◻	Rule 13d-1(b)
⌧	Rule 13d-1(c)
◻	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51504L107

1	NAME OF REPORTING PERSON Michael C. Brilley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ◻ (b) ◻
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER	232,433
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	232,433
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		232,433(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)		◻
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		5.2%(2)
12	TYPE OF REPORTING PERSON (see instructions)		IN
(1)	See Item 4, Ownership, for additional information regarding the manner in which the reported shares are held.
(2)
Calculated based on 4,510,988 shares of Landmark Bancorp, Inc.’s (the “Issuer’s”) common stock, par value $0.01 per share (“Common Stock”), as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020.

Item 1(a).  Name of Issuer: Landmark Bancorp, Inc.
Item 1(b).  Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive offices are located at 701 Poyntz Avenue, Manhattan, Kansas 66502.
Item 2(a).  Name of Person Filing: This Schedule 13G is being filed by Michael C. Brilley.
Item 2(b).  Address of Principal Business Office or, if None, Residence: The address of the principal business office of the Reporting Person is 3300 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402.
Item 2(c).  Citizenship: Michael C. Brilley is a citizen of the United States.
Item 2(d).  Title of Class of Securities: Common Stock, par value $0.01 per share.
Item 2(e).  CUSIP No.: 51504L107

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	□	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	□	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	□	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	□	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	□	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	□	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	□	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	□	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	□	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	□	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	□	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________________.
Not Applicable.

Item 4.  Ownership.
(a)	Amount Beneficially Owned: The Reporting Person beneficially owns 232,433 shares of Common Stock. The Reporting Person beneficially owns the reported shares in the following capacities:
Consists of: (i) 54,171 shares held of record by Mr. Brilley as Trustee of the Michael C. Brilley Revocable Trust; (ii) 40,056 shares held of record in Mr. Brilley’s Roth IRA Account; (iii) 4,862 shares held of record by Mr. Brilley as Trustee of the Michael C. Brilley 2012 Grantor Retained Annuity Trust; (iv) 5,250 shares held of record by Mr. Brilley as Trustee of the Michael C. Brilley 2013 Grantor Retained Annuity Trust; (v) 3,058 shares held of record by Mr. Brilley as Trustee of the Michael C. Brilley 2014 Grantor Retained Annuity Trust; (vi) 4,431 shares held of record by Mr. Brilley as Trustee of the Michael C. Brilley 2015 Grantor Retained Annuity Trust; (vii) 7,575 shares held of record by Mr. Brilley as Trustee of the Michael C. Brilley 2016 Grantor Retained Annuity Trust; (viii) 4,270 shares held of record by Mr. Brilley as Trustee of the Michael C. Brilley 2018 Grantor Retained Annuity Trust; (ix) 24,931 shares held of record by Mr. Brilley as Co-Trustee of the Ann W. Brilley Revocable Trust; (x) 4,750 shares held of record by Michael C. Brilley’s wife, Ann W. Brilley, in her Roth IRA Account*; (xi) 2,588 shares held of record by the Ann W. Brilley 2016 Grantor Retained Annuity Trust*; (xi) 2,871 shares held of record by the Ann W. Brilley 2017 Grantor Retained Annuity Trust*; (xii) 55,318 shares held of record by the Brilley Family 1997 Family Limited Partnership, which Mr. Brilley owns together with his wife and daughters and of which he is a general partner*; (xiii) 1,786 shares held of record by the Brilley Family Partnership Trust*; (xiv) 6,555 shares held of record by the E.T. Clinton Trust, which Mr. Brilley’s uncle established for the benefit of his daughter and Mr. Brilley’s cousin, and of which Mr. Brilley serves as Trustee*; (xv) 1,622 shares held of record by Jane A. Gossard, Mr. Brilley’s daughter*; (xvi) 865 shares held of record by Jane A. Gossard in her Roth IRA Account*; (xvii) 204 shares held of record by the Joseph P. Gossard Gift Trust, which Mr. Brilley established for his grandson*; (xviii) 204 shares held of record by the Audrey J. Weinand Gift Trust, which Mr. Brilley established for his granddaughter*; (xix) 879 shares held of record by the Elizabeth A. Gossard Gift Trust, which Mr. Brilley established for his granddaughter*; (xx) 2,093 shares held of record by the Madeline J. Gossard Gift Trust, which Mr. Brilley established for his granddaughter*; (xxi) 619 shares held of record by the Harper Weinand Gift Trust, which Mr. Brilley established for his granddaughter*; (xxii) 619 shares held of record by the Holden Weinand Gift Trust, which Mr. Brilley established for his grandson*; (xxiii) 1,934 shares held of record by Jeanne Moberly, Mr. Brilley’s cousin*; and (xxiv) 903 shares held of record by Ms. Moberly in her Roth IRA Account*.

* Mr. Brilley may be deemed to have the sole power to vote, or direct the vote of, and the sole power to dispose of, or direct the disposition of, shares held by these trusts and in these accounts because he has investment authority over these shares.

(b)
Percent of Class: 5.2%.  The percentage is calculated based on 4,510,988 shares of the Issuer’s Common Stock, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020.

(c)	Number of Shares as to Which the Person Has:

(i) Sole Power to Vote or to Direct the Vote: 232,433

(ii) Shared Power to Vote or to Direct the Vote: 0

(iii) Sole Power to Dispose or to Direct the Disposition of: 232,433

(iv) Shared Power to Dispose or to Direct the Disposition of: 0
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following □.
Not applicable.
Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable.
Item 8.  Identification and Classification of Members of the Group.
Not Applicable.
Item 9.  Notice of Dissolution of Group.
Not Applicable.
Item 10.  Certifications.
The Reporting Person hereby makes the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021	By:	/s/ Michael C. Brilley
Michael C. Brilley